Interpool, Inc. Reports Record 2nd Quarter Earnings -- Net Income Per Share Increases 22%

PRINCETON, N.J., July 22, 1996 -- Interpool, Inc. (NYSE: IPX) reported today that 1996 second quarter net income per share on a fully diluted basis rose 22% to 45 cents per share as compared with 37 cents per share for the same period in 1995. Revenues during the second quarter of 1996 were $36,431,000, up 16% from $31,484,000 in 1995.

For the six months ended June 30, 1996, income before non-recurring charges rose to $17,919,000 from $13,396,000 in the same period a year ago. Revenues for the six months ended June 30, 1996 rose to $71,610,000, up 21% from $59,179,000 in
1995. On a fully diluted basis, Interpool Inc.'s net income per share rose 21% to 86 cents in the first half of 1996 compared with 71 cents in 1995. Martin Tuchman, Chairman and Chief Executive Officer, noted that last month the company's wholly-owned subsidiary, Interpool Limited, filed a registration statement with the Securities and Exchange Commission relating to a proposed initial public offering of newly issued shares representing approximately 22% of Interpool Limited's common stock. Upon consummation of the offering, without giving consideration to an over-allotment option to be granted to underwriters, Interpool, Inc. would continue to own approximately 78% of Interpool Limited's common stock. As previously announced, Interpool Limited intends to use approximately $41 million of the net proceeds of the offering to repay debt owed to Interpool, Inc. The offering, being managed by Donaldson Lufkin & Jenrette Securities Corporation, Smith Barney, Inc. and Furman Selz LLC, is expected to be completed in August 1996.

In order to improve investor understanding of Interpool, Inc.'s separate businesses -- the international container leasing business, conducted by Interpool Limited and the domestic intermodal equipment leasing business, conducted by Interpool, Inc. and its other subsidiaries, financial data is being presented separately for each business, as well as on a consolidated basis.

During the second quarter of 1996, the Interpool Limited international container division contributed $7,255,000 to consolidated net income, while the domestic intermodal division contributed $2,216,000. Revenues for the second quarter of 1996 were $19,979,000 from the Interpool Limited internatio nal container division and $16,452,000 from the domestic intermodal division.

During the six month period ended June 30, 1996, the Interpool Limited international container division contributed $13,835,000 to Interpool, Inc.'s consolidated net income. The domestic intermodal division contributed $4,084,000 to Interpool, Inc.'s consolidated income before non-recurring charge s for the six month period. Revenues for the six month period ended June 30, 1996 were $38,865,000 from the Interpool Limited international container division and $32,745,000 from the domestic intermodal division.

Commenting on second quarter results, Mr. Tuchman, stated that, "the company's continued strong performance in the second quarter reflects the success of our long-term leasing strategy, as well as the strength of the underlying value of our business. We believe that at current trading levels, Int erpool, Inc.'s common stock represents an extremely attractive value, and we anticipate that members of our senior management will begin increasing their personal shareholdings in the company." When asked whether Interpool, Inc. would consider initiating a stock buy-back program, Mr. Tuchman adde d, "although the company has no such present plans, we would consider that in the future as one of the alternatives for enhancing shareholder value."

Interpool, originally founded in 1968, is one of the world's leading lessors of intermodal dry cargo containers and is the second largest lessor of intermodal container chassis in the United States. The company added approximately 18,000 TEUs (twenty-foot-equivalent units) to its container fleet du ring the second quarter, bringing the total container fleet to approximately 278,000 container TEUs, in addition to the chassis fleet of approximately 54,000 units. Interpool leases its containers and chassis to over 200 customers, including most of the world's 20 largest international container sh ipping lines.

A registration statement relating to Interpool Limited's securities has been filed with the Securities and Exchange Commission but has not yet become effective. Interpool Limited's securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes eff ective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                            INTERPOOL, INC.
                   CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except amounts per share)
                              (Unaudited)

                           THREE MONTHS ENDED    SIX MONTHS ENDED
                                 JUNE 30,            JUNE 30,
                             1996      1995 (1)    1996      1995 (1)
                            ------    ------      ------    ------
REVENUES                   $ 36,431  $ 31,484   $ 71,610  $ 59,179

LEASE OPERATING AND
 ADMINISTRATIVE EXPENSES      6,957     7,192     14,519    14,626
DEPRECIATION AND
 AMORTIZATION OF
 LEASING EQUIPMENT            8,048     6,884     15,985    12,869
GAIN ON  SALE OF
 LEASING EQUIPMENT             (173)     (188)      (444)     (619)
                            --------   -------   --------  --------

EARNINGS BEFORE INTEREST
 AND TAXES                   21,599    17,596     41,550    32,303
INTEREST EXPENSE , NET       10,228     9,271     20,081    16,332
                            --------   -------   --------  --------

INCOME BEFORE TAXES AND
 NON-RECURRING CHARGE        11,371     8,325     21,469    15,971
PROVISION FOR INCOME TAXES    1,900     1,350      3,550     2,575
                            --------   -------   --------  --------

INCOME BEFORE
 NON-RECURRING CHARGE         9,471     6,975     17,919    13,396

NON-RECURRING CHARGE (2)         -         -       2,392        -
                            --------   -------   --------  --------

NET INCOME                   $9,471    $6,975    $15,527   $13,396
                            ========   =======   ========  ========

NET INCOME PER SHARE:
   PRIMARY                    $0.47     $0.40      $0.89     $0.77
   FULLY DILUTED              $0.45     $0.37      $0.86     $0.71

WEIGHTED AVERAGE
 SHARES OUTSTANDING:
   PRIMARY                   17,728    17,333     17,645    17,340
   FULLY DILUTED             20,981    20,226     20,806    20,240


(1) In September 1995, subordinated notes were exchanged for preferred stock. If those notes had been exchanged on January 1, 1995 interest expense would have been $887 and $1,774 lower for the three months and six months ended June 30, 1995. The provision for income taxes would have been $337 and $674 lower for the three months and six months ended June 30, 1995; and therefore net income would have been $550 and $1,100 higher for the three months and six months ended June 30, 1995. Fully diluted net income per share would not change because the above mentioned effects were included in the fully diluted earnings per share calculation.

(2) Represents a non-cash and non-recurring charge for accumulated dividends of its subsidiary, Trac Lease, Inc., which resulted from the acquisition of the outstanding preferred stock of Trac Lease, Inc. through the issuance of Interpool, Inc. preferred stock. Such charge has no impact on net income per share because unpaid dividends were included in computation of net income per share in prior periods.


                          INTERPOOL LIMITED
           INTERNATIONAL CONTAINER DIVISION OF INTERPOOL, INC.
                    CONSOLIDATED STATEMENTS OF INCOME
                (In thousands, except amounts per share)
                              (Unaudited)

                           THREE MONTHS ENDED    SIX MONTHS ENDED
                                 JUNE 30,            JUNE 30,
                             1996      1995        1996      1995
                            ------    ------      ------    ------
REVENUES                   $ 19,979  $ 15,584   $ 38,865  $ 29,347

LEASE OPERATING AND
 ADMINISTRATIVE EXPENSES      1,524       840      3,249     1,929
DEPRECIATION AND
 AMORTIZATION OF
 LEASING EQUIPMENT            4,373     3,612      8,641     6,831
GAIN ON SALE OF
 LEASING EQUIPMENT             (103)     (133)      (249)     (536)
                            --------   -------   --------  --------

EARNINGS BEFORE
 INTEREST AND TAXES          14,185    11,265     27,224    21,123
INTEREST EXPENSE , NET        6,551     5,296     12,689     9,857
                            --------   -------   --------  --------

INCOME BEFORE TAXES           7,634     5,969     14,535    11,266
PROVISION FOR INCOME TAXES      379       300        700       575
                            --------   -------   --------  --------

NET INCOME                   $7,255    $5,669    $13,835   $10,691
                            =======   =======   ========  ========

CONTRIBUTION TO
 INTERPOOL, INC. NET INCOME  $7,255    $5,669    $13,835   $10,691
                            ========   =======   ========  ========

             DOMESTIC INTERMODAL DIVISION OF INTERPOOL, INC.
                          STATEMENTS OF INCOME
                            (In thousands)
                             (Unaudited)

                           THREE MONTHS ENDED    SIX MONTHS ENDED
                                 JUNE 30,            JUNE 30,
                             1996      1995 (1)    1996      1995 (1)
                            ------    ------      ------    ------
REVENUES                   $ 16,452  $ 15,900   $ 32,745  $ 29,832

LEASE OPERATING AND
 ADMINISTRATIVE EXPENSES      5,433     6,352     11,270    12,697
DEPRECIATION AND
 AMORTIZATION OF
 LEASING EQUIPMENT            3,675     3,272      7,344     6,038
GAIN ON SALE OF
 LEASING EQUIPMENT              (70)      (55)      (195)      (83)
                            --------   -------   --------  --------

EARNINGS BEFORE
 INTEREST AND TAXES           7,414     6,331     14,326    11,180
INTEREST EXPENSE , NET        3,677     3,975      7,392     6,475
                            --------   -------   --------  --------

INCOME BEFORE TAXES           3,737     2,356      6,934     4,705
PROVISION FOR INCOME TAXES    1,521     1,050      2,850     2,000
                            --------   -------   --------  --------

INCOME BEFORE
 NON-RECURRING CHARGE (2)    $2,216    $1,306     $4,084    $2,705
                            ========   =======   ========  ========

(1) In September 1995, subordinated notes were exchanged for preferred stock. If those notes had been exchanged on January 1, 1995 interest expense would have been $887 and $1,774 lower for the three months and six months ended June 30, 1995. The provision for income taxes would have been $337 and $674 lower for the three months and six months ended June 30, 1995; and therefore net income would have been $550 and $1,100 higher for the three months and six months ended June 30, 1995.

(2) The non-recurring non-cash charge of $2,392 during the first quarter of 1996 is considered a corporate charge.

    CONTACT: Raoul J. Witteveen
             (212) 916-3261